77I)    Terms of New or Amended Securities

      On December 30, 2005, two new series of the Registrant designated the "Diamond Hill Small-Mid Cap Fund" and the "Diamond Hill Select Fund," began public offering of shares. The Diamond Hill Small-Mid Cap Fund seeks to provide long-term capital appreciation by investing at least 80% of its net assets in small and medium capitalization companies, defined as those companies with a market capitalization between $500 million and $10 billion at the time of purchase by the Fund or those companies included in the Russell 2500 Index. The Diamond Hill Select Fund seeks to provide long-term capital appreciation by investing in common stocks that the Fund's Adviser believes are undervalued. The Fund normally invests in the equity securities of a core of 25 to 35 companies with a market capitalization greater than $500 million.